                                                        Filed by USX Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                         And deemed filed pursuant to Rule 14a-6
                                          Of the Securities Exchange Act of 1934
                                                Subject Company: USX Corporation
                                                   Commission File No. 333-69090

                                USX CORPORATION
                               600 Grant Street
                           Pittsburgh, PA 15219-4776

October 4, 2001

Dear Fellow Stockholder:

By now, you should have received the materials we sent you regarding the Special Meeting of Stockholders of USX Corporation to be held on October 25, 2001. Your Board of Directors has unanimously recommended that stockholders vote FOR Proposal 1 regarding the adoption of the Agreement and Plan of Reorganization that provides for the separation of the steel and energy businesses of USX into two independent, publicly traded companies, and FOR the other proposals under consideration.

Because adoption of Proposal 1 requires the approval of a majority of all outstanding shares of the Marathon Group and the U.S. Steel Group voting together as a single class, as well as a majority of each voting as separate classes, your vote is important.

If you have not yet voted, please do so TODAY by telephone, via the Internet, or by signing and returning the enclosed voting instruction form.

Very truly yours,


/s/ Thomas J. Usher
---------------------
Thomas J. Usher
Chairman of the Board of Directors &
Chief Executive Officer

================================================================================


                                IMPORTANT NOTE:

       Remember that you can now vote by telephone or via the Internet -- Simply follow the instructions on the enclosed voting instruction form.

            If you have any questions, or need assistance in voting
                 your shares, please call our proxy solicitor,

                          INNISFREE M&A INCORPORATED
                         TOLL-FREE, at 1-888-750-5835.

================================================================================

USX Corporation has filed with the Securities and Exchange Commission a registration statement on Form S-4 that includes the materials previously sent to you. You are urged to read the materials because they contain important information. You may obtain a free copy of the registration statement at the Securities and Exchange Commission's web site at www.sec.gov.

October 8, 2001



Dear Fellow Stockholder:

We previously sent you proxy materials for the Special Meeting of Stockholders of USX Corporation to be held on October 25, 2001. Your Board of Directors has unanimously recommended that stockholders vote FOR Proposal 1 regarding adoption of the Agreement and Plan of Reorganization that provides for the separation of the steel and energy businesses of USX into two independent, publicly traded companies, and FOR the other proposals under consideration.

Because adoption of Proposal 1 requires the approval of a majority of all outstanding shares of the Marathon Group and the U. S. Steel Group voting together as a single class, as well as a majority of each voting as separate classes, your vote is important.

If you have not yet voted, please do so TODAY by telephone, via the Internet, or by signing and returning the enclosed proxy card.

Thank you.


Very truly yours,


/s/ Thomas J. Usher
--------------------------
Thomas J. Usher
Chairman of the Board of Directors &
Chief Executive Officer


================================================================================

IMPORTANT NOTE:

         Remember that you can vote by telephone or via the Internet.
          Simply follow the instructions on the enclosed proxy card.

            If you have any questions or need assistance in voting
                 your shares, please call our proxy solicitor.

                          INNISFREE M&A INCORPORATED
                         TOLL-FREE at 1-888-750-5835.
================================================================================

USX Corporation has filed with the Securities and Exchange Commission a registration statement on Form S-4 that includes the materials previously sent to you. You are urged to read the materials because they contain important information. You may obtain a free copy of the registration statement at the Securities and Exchange Commission's web site at www.sec.gov.
                                                 ------------
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                            Voting Direction Notice
                      USX-U.S. Steel Group Common Stock
                                     and
                        USX-Marathon Group Common Stock

If you furnish your instructions to the Trustee or its agent on or before the day immediately preceding the Special Meeting, the Trustee shall vote such USX-U.S. Steel Group Common Stock or USX-Marathon Group Common Stock in accordance with your instructions; unless the Trustee determines that to do so would violate its duties under applicable law.

Shares of USX-U.S. Steel Group Common Stock or USX-Marathon Group Common Stock in your account under the USX Savings Fund Plan for Salaried Employees which are held by the Trustee and for which no voting instructions have been received, shall be voted by the Trustee proportionately in the same manner as it votes shares of USX-U.S. Steel Group Common Stock or USX-Marathon Group Common Stock as to which the Trustee or its agents have received voting instructions for all such shares held by the Trustee; unless the Trustee determines that to do so would violate its duties under applicable law.